                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-18965



PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 9, 1997)
$250,000,000

WASHINGTON GAS LIGHT COMPANY
MEDIUM-TERM NOTES, SERIES D
DUE ONE YEAR OR MORE FROM DATE OF ISSUE

Washington Gas Light Company (the "Company") may from time to time offer its Unsecured Notes, designated as Medium-Term Notes, Series D (the "Offered Notes"), in the aggregate principal amount of up to $250,000,000, subject to reduction as a result of the sale of other Securities as described in the accompanying Prospectus. Each Offered Note will mature on any day one year or more from its date of issue. Each Offered Note may also be subject to redemption or repayment prior to maturity or pursuant to a sinking fund, in each case as set forth in a pricing supplement to this Prospectus Supplement (a "Pricing Supplement").

Each Offered Note will bear interest at a fixed rate (a "Fixed Rate Note") or at a floating rate (a "Floating Rate Note") determined by reference to the CD Rate, Commercial Paper Rate, LIBOR, the Federal Funds Rate, the Prime Rate, the Treasury Rate, or any other Base Rate, as selected by the purchaser and agreed to by the Company or as selected by the Company and agreed to by the purchaser, adjusted by the Spread or Spread Multiplier, if any, applicable to such Offered Note. Unless otherwise indicated in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each March 15 and September 15 and at maturity or upon any earlier redemption or repayment.

The interest rate or interest rate formula, Issue Price, Stated Maturity, Interest Payment Dates, redemption provisions, provisions for the repayment or purchase by the Company of any Offered Note at the option of the Holder and certain other terms with respect to each Offered Note will be established at the time of issuance and set forth in the applicable Pricing Supplement.

Each Offered Note will be represented either by a global Offered Note ("Global Note") registered in the name of a nominee of The Depository Trust Company, as Depositary (such an Offered Note, so represented, being called a "Book-Entry Note"), or by a certificate issued in definitive form (such an Offered Note, so represented, being called a "Certificated Note"), as set forth in the applicable Pricing Supplement. Beneficial interests in Global Notes representing Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Book-Entry Notes will not be issuable as Certificated Notes except under the circumstances described herein. See "Supplemental Description of the Unsecured Notes -- Book-Entry Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT HERETO OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                             PRICE TO            AGENTS' DISCOUNTS                PROCEEDS TO THE
                                             PUBLIC(1)           OR COMMISSIONS(2)                 COMPANY(2)(3)
Per Note................................   100.00%             .150% - .750%                99.850% - 99.250%
Total...................................   $250,000,000        $375,000 - $1,875,000        $249,625,000 - $248,125,000

--------------------------------------------------------------------------------

(1) Unless otherwise specified in the applicable Pricing Supplement, the price to the public will be 100% of the principal amount.
(2) The Company will pay to Salomon Brothers Inc, M.R. Beal & Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, or PaineWebber Incorporated (each an "Agent", and together, the "Agents") a commission ranging from .150% to .750% of the principal amount of any Offered Note, depending upon its Stated Maturity, sold through such Agent. Commissions on any Offered Notes with a Stated Maturity greater than 30 years will be negotiated at the time of sale. See "Plan of Distribution".
(3) Before deduction of expenses payable by the Company estimated at $251,110, including reimbursement of certain expenses of the Agents.

The Offered Notes will be offered on a continuous basis by the Company through the Agents who have agreed to use reasonable best efforts to solicit offers to purchase the Offered Notes. The Company may sell Offered Notes at a discount to each Agent for its own account or for resale to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of the resale, as determined by such Agent, or if so specified in an applicable Pricing Supplement, for resale at a fixed public offering price. In addition, the Agents may offer Notes purchased by them as principal to other dealers. Unless otherwise specified in an applicable Pricing Supplement any Offered Note purchased by an Agent as principal will be purchased at 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of an Offered Note of identical Stated Maturity. The Company may sell Offered Notes to investors on its own behalf. Unless otherwise specified in an applicable Pricing Supplement, the Offered Notes will not be listed on any securities exchange, and there can be no assurance that the Offered Notes will be sold or that there will be a secondary market for the Offered Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or an Agent may reject any offer, whether or not solicited, in whole or in part. See "Plan of Distribution."

SALOMON BROTHERS INC
                  M.R.BEAL & COMPANY
                                  MERRILL LYNCH & CO.
                                               PAINEWEBBER INCORPORATED
The date of this Prospectus Supplement is January 24, 1997.

                                USE OF PROCEEDS

     It is expected that the Company will use net proceeds from the sale of the Securities offered hereby for three primary purposes: (1) the refunding of maturing long-term debt and satisfaction of sinking fund requirements; (2) the refunding of higher-coupon long-term debt as market conditions permit; and (3) for general corporate purposes, including capital expenditures and additional working capital requirements. If the use of proceeds from the sale of particular Offered Securities will be used for refunding long-term debt, the particulars of such debt will be set forth in a Pricing Supplement.

                SUPPLEMENTAL DESCRIPTION OF THE UNSECURED NOTES

     The following description of the particular terms of the Offered Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Offered Notes set forth under "Description of the Unsecured Notes" in the accompanying Prospectus, to which description reference is hereby made. Certain capitalized terms used herein are defined under "Description of the Unsecured Notes" in the accompanying Prospectus. Unless otherwise specified in an applicable pricing supplement, the following description of the Offered Notes shall apply.

GENERAL

     The Offered Notes will be issued as a series of debt securities under the Indenture. The Offered Notes will be limited in aggregate principal amount to $250,000,000, subject to reduction as a result of the sale of other Securities as described in the accompanying Prospectus.

     The Offered Notes will be issued in fully registered form only, without coupons. Each Offered Note will be issued initially as either a Book-Entry Note or a Certificated Note. Except as set forth herein under "Book-Entry Notes" or in any Pricing Supplement relating to specific Offered Notes, the Offered Notes will not be issuable as Certificated Notes. Unless otherwise specified in an applicable Pricing Supplement, the authorized denominations of Global Notes will be $1,000 and any larger amount that is an integral multiple of $1,000. Unless otherwise specified by the Company, the authorized denominations of Certificated Notes will be $1,000 and integral multiples thereof.

     Each Offered Note will mature on any day one year or more from its date of issue, as selected by the purchaser and agreed to by the Company. Each Offered Note may also be subject to redemption at the option of the Company or to repayment or purchase by the Company at the option of the Holder prior to its Stated Maturity (as defined below). Unless otherwise specified in the Pricing Supplement, each Floating Rate Note will mature on an Interest Payment Date (as defined below) for such Offered Note.

     The Pricing Supplement relating to an Offered Note will describe the following terms: (i) whether such Offered Note is a Fixed Rate Note or a Floating Rate Note; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Offered Note will be issued (the "Issue Price"); (iii) the date on which such Offered Note will be issued (the "Original Issue Date"); (iv) the date on which such Offered Note will mature (the "Stated Maturity"); (v) if such Offered Note is a Fixed Rate Note, the rate per annum at which such Offered Note will bear interest, if any, and the Interest Payment Dates; (vi) if such Offered Note is a Floating Rate Note, the Base Rate, the Initial Interest Rate, the Interest Reset Period, Interest Reset Dates, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate, if any, the Minimum Interest Rate, if any, the Spread or Spread Multiplier, if any (all as defined below), and any other terms relating to the particular method of calculating the interest rate for such Offered Note; (vii) whether such Offered Note may be redeemed at the option of the Company prior to Stated Maturity as described under "Redemption" below and, if so, the provisions relating to such redemption; (viii) any sinking fund or other mandatory redemption provisions applicable to such

Offered Note, and any provisions for the repayment or purchase by the Company of such Offered Note at the option of the Holder; (ix) the terms, if any, under which the Offered Note may be convertible into Common Stock; and (x) any other terms of such Offered Note not inconsistent with the provisions of the Indenture under which such Offered Note will be issued.

     "Business Day" with respect to any Offered Note means any day, other than a Saturday or Sunday, which is (i) not a day on which banking institutions or trust companies in New York City or the city in which is located any office or agency maintained for the payment of principal of or premium, if any, or interest on such Offered Note are authorized or required by law, regulation or executive order to remain closed and (ii) if such Offered Note is a LIBOR Note (as defined below), a London Banking Day. "London Banking Day" with respect to any Offered Note means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     The Indenture does not contain any covenants or other provisions that specifically are intended to afford Holders of the Offered Notes special protection in the event of a highly leveraged transaction.

PAYMENT OF PRINCIPAL AND INTEREST

     Payments of interest on the Offered Notes (other than interest payable at Maturity) will be made, except as provided below, by check mailed to the Holders of such Offered Notes (which, in the case of Global Notes representing Book-Entry Notes, will be a nominee of the Depositary, as hereinafter defined) as of the Regular Record Date (as defined below) for each Interest Payment Date; provided, however, that if the Original Issue Date of an Offered Note is after a Regular Record Date and before the corresponding Interest Payment Date, interest for the period from and including the Original Issue Date for such Offered Note to but excluding such Interest Payment Date will be paid on the next succeeding Interest Payment Date to the Holder of such Offered Note on the related Regular Record Date.

     Unless otherwise specified in the applicable Pricing Supplement, the principal of the Offered Notes and any premium and interest thereon payable at Maturity will be paid upon surrender thereof at the principal corporate trust office of The Bank of New York in New York, New York. Payment of interest due on the Maturity Date will be made to the person to whom payment of the principal and premium, if any, shall be made.

     Unless otherwise specified in the applicable Pricing Supplement, if the principal of any Original Issue Discount Note is declared to be due and payable immediately as described in the accompanying Prospectus under "Description of Debt Securities -- Events of Default", the amount of principal due and payable with respect to such Offered Note shall be limited to the sum of the aggregate stated principal amount of such Offered Note multiplied by the Issue Price (expressed as a percentage of the aggregate principal amount) plus the original issue discount accrued from the date of issue to the date of declaration, which accrual shall be calculated using the "interest method" (computed in accordance with generally accepted accounting principles) in effect on the date of declaration.

     If, with respect to any Offered Note that is a Fixed Rate Note, any Interest Payment Date, redemption or repayment date, or Stated Maturity falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, or Stated Maturity, as the case may be, to the date of such payment on the next succeeding Business Day. If any Interest Payment Date for any Floating Rate Note (other than the Stated Maturity), would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding day that is a Business Day, except that in the case of a Floating Rate Note that is a LIBOR Note, if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Stated Maturity, redemption date, or repayment date of a Floating Rate Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest shall accrue on such payment for the period from and after the Stated Maturity, the redemption date or repayment date to the date of such payment on the next succeeding Business Day.

     The "Regular Record Date" with respect to any Interest Payment Date for a Floating Rate Note will be the date (whether or not a Business Day) fifteen calendar days next preceding such Interest Payment Date, and for a Fixed Rate Note (unless otherwise specified in the applicable Pricing Supplement) will be the March 1 or September 1 (whether or not a Business Day) next preceding an Interest Payment Date for Fixed Rate Notes.

FIXED RATE NOTES

     Each Fixed Rate Note will bear interest from its Original Issue Date at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise set forth in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each March 15 and September 15 (each such date, an "Interest Payment Date") and at Maturity. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

FLOATING RATE NOTES

     Each Floating Rate Note will bear interest from its Original Issue Date to the first Interest Reset Date for such Offered Note at the Initial Interest Rate set forth on the face thereof and in the applicable Pricing Supplement. Thereafter, the interest rate on such Offered Note for each Interest Reset Period will be determined by reference to an interest rate basis (the "Base Rate"), plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. The "Spread" is the number of basis points (one basis point equals one one-hundredth of a percentage point) that may be specified in the applicable Pricing Supplement as being applicable to such Offered Note, and the "Spread Multiplier" is the percentage that may be specified in the applicable Pricing Supplement as being applicable to such Offered Note. The applicable Pricing Supplement will designate one of the following Base Rates as applicable to a Floating Rate Note: (i) the CD Rate (a "CD Rate Note"); (ii) the Commercial Paper Rate (a "Commercial Paper Rate Note"); (iii) LIBOR (a "LIBOR Note"); (iv) the Federal Funds Rate (a "Federal Funds Rate Note"); (v) the Prime Rate (a "Prime Rate Note"); (vi) the Treasury Rate (a "Treasury Rate Note"); or (vii) such other Base Rate or interest rate formula as is set forth in such Pricing Supplement and in such Offered Note. As used herein, the "Index Maturity" for any Offered Note is the period of maturity of the instrument or obligation from which the Base Rate is calculated; "H.15(519)" means the publication entitled "Statistical Release H.15(519), Selected Interest Rates" or any successor publication, published by the Board of Governors of the Federal Reserve System; and "Composite Quotations" means the daily statistical release entitled "Composite 3:30 p.m. Quotations for U.S. Government Securities" published by the Federal Reserve Bank of New York.

     As specified in the applicable Pricing Supplement, a Floating Rate Note may also have either or both of the following (in each case expressed as a rate per annum on a simple interest basis): (i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period ("Maximum Interest Rate") and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period ("Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to any Floating Rate Note, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate, if any, permitted by Virginia law, as the same may be modified by United States law of general application. Under Virginia law currently in effect, a business corporation may not use usury or the taking of more than the lawful interest rate as a defense to any proceeding to recover damages on, or enforce payment of, any obligation executed or effected by such corporation.

     The Company will appoint, and enter into an agreement with, an agent (the "Calculation Agent") to calculate interest rates on Floating Rate Notes. Unless otherwise specified in the applicable Pricing Supplement, The Bank of New York will be the Calculation Agent. All determinations of interest rates by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding upon the Holders of the Floating Rate Notes.

     The interest rate on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually (such period being the "Interest Reset Period" for such Offered Note, and the first day of each Interest Reset Period being an "Interest Reset Date"), as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Dates will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below under "Treasury Rate Notes"); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, the third Wednesday of each of two months of each year specified in the applicable Pricing Supplement; and, in the case of Floating Rate Notes that reset annually, the third Wednesday of one month of each year specified in the applicable Pricing Supplement; provided, however, that the interest rate in effect for the ten days immediately prior to Maturity will be that in effect on the tenth day preceding Maturity. If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

     Unless otherwise specified in the applicable Pricing Supplement, interest payable in respect of Floating Rate Notes will be the accrued interest from and including the Original Issue Date or the last date to which interest has been paid, as the case may be, to but excluding the date on which interest is being paid (or would have been paid except for the fact that such date is not a Business Day).

     With respect to a Floating Rate Note, accrued interest will be calculated by multiplying the principal amount of such Offered Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless otherwise specified in the applicable prospectus supplement, the interest factor (expressed as a decimal calculated to seven decimal places without rounding) for each such day is computed by dividing the interest rate in effect on such day by 360, in the case of CD Rate Notes, Commercial Paper Rate Notes, LIBOR Notes, Federal Funds Rate Notes or Prime Rate Notes, or by the actual number of days in the year in the case of Treasury Rate Notes. For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date.

     Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest on a Floating Rate Note will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percentage point rounded upward, and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest one-hundredth of a cent (with .005 of a cent being rounded upward).

     Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, interest will be payable, in the case of Floating Rate Notes that reset daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; in the case of Floating Rate Notes that reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, on the third Wednesday of each of two months of each year specified in the Pricing Supplement; and in the case of Floating Rate Notes that reset annually, on the third Wednesday of one month of each year specified in the applicable Pricing Supplement (each such day being an "Interest Payment Date") and, in each case, on the Maturity Date.

     Unless otherwise specified in the applicable Pricing Supplement, the interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date with respect to such Interest Reset Period will be the rate determined as of the applicable interest determination date (the "Interest Determination Date"). The Interest Determination Date with respect to the CD Rate and the Commercial Paper Rate will be the second Business Day preceding each Interest Reset Date for the related Note; the Interest Determination Date with respect to the Federal Funds Rate and the Prime Rate, unless otherwise specified in the applicable Pricing Supplement, will be the Business Day immediately preceding each Interest Reset Date; and the Interest Determination Date with respect to LIBOR will be the second London Banking Day preceding each Interest Reset Date.

     Upon the request of the Holder of any Floating Rate Note, the Calculation Agent for such Offered Note will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Floating Rate Note.

CD RATE NOTES

     Each CD Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a CD Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "CD Rate Interest Determination Date"), the rate on such date for negotiable certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (Secondary Market)" or, if not so published by 3:00 p.m., New York City time, on such date, the rate on such CD Rate Interest Determination Date for negotiable certificates of deposit of the Index Maturity designated in the applicable Pricing Supplement as published by the Federal Reserve Bank of New York in Composite Quotations or any successor publication under the heading "Certificates of Deposit." If such rate is not yet published by either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the CD Rate Interest Determination Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such CD Rate Interest Determination Date of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York (which may include any of the Agents or their affiliates) selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting offered rates as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

COMMERCIAL PAPER RATE NOTES

     Each Commercial Paper Rate Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to the Commercial Paper Rate and the Spread or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, the "Commercial Paper Rate" for each Interest Reset Period will be determined by the Calculation Agent on the Calculation Date (as defined below) and will be the Money Market Yield (as defined below) as of the Interest Determination Date with respect to the Commercial Paper Rate (a "Commercial Paper Rate Determination Date") of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "Commercial Paper." In the event that such rate is not published prior to 9:00 a.m., New York City time, on the Calculation Date, then the "Commercial Paper Rate" for such Interest Reset Period will be the Money Market Yield as of such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published in Composite Quotations under the heading "Commercial Paper." If by 9:00 a.m., New York City time, on the Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the "Commercial Paper Rate" for such Interest Reset Period shall be the Money Market Yield of the arithmetic mean of the offered rates, as of 11:00 a.m., New York City time, on such Commercial Paper Rate Determination Date of three leading dealers in commercial paper in The City of New York selected by the Calculation Agent, in its discretion, for commercial paper of the specified Index Maturity placed for an industrial issuer whose bonds are rated "AA", or the equivalent, by a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid are not quoting offered rates described in this sentence, the "Commercial Paper Rate" for such Interest Reset Period will be deemed to be the same as the Commercial Paper Rate for the immediately preceding Interest Reset Period (or, if there was no such Interest Reset Period, the Initial Interest Rate).

     "Money Market Yield" will be a yield calculated in accordance with the following formula:

                            D X 360
 Money Market Yield =  ------------------  X 100
                         360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the specified Index Maturity.

     The "Calculation Date" pertaining to any Commercial Paper Rate Determination Date shall be the tenth calendar day after such Commercial Paper Rate Determination Date or, if such day is not a Business Day, the next succeeding Business Day.

LIBOR NOTES

     Each LIBOR Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to LIBOR and the Spread or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, "LIBOR" means the determination by the Calculation Agent in accordance with the following provisions:

          (i) With respect to an Interest Determination Date relating to LIBOR, either, as specified in the applicable Pricing Supplement, (a) the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity specified in the applicable Pricing Supplement, commencing on the second London Banking Day immediately following such Interest Determination Date, which appear on the Reuters Screen LIBO Page as of 11:00 A.M., London time, on the Interest Determination Date, if at least two such offered rates appear on the Reuters Screen LIBO Page ("LIBOR Reuters"), or (b) the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Banking Day immediately following that Interest Determination Date, that appears on the Telerate Page 3750 as of 11:00 A.M., London time, on that Interest Determination Date ("LIBOR Telerate"). Unless otherwise indicated in the applicable Pricing Supplement, "Reuters Screen LIBO Page" means the display designated as Page "LIBO" on the Reuters

     Monitor Money Rate Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks). "Telerate Page 3750" means the display designated as page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable Pricing Supplement, LIBOR will be determined as if LIBOR Telerate had been specified. In the case where (a) above applies, if fewer than two offered rates appear on the Reuters Screen LIBO Page, or, in the case where (b) above applies if no rate appears on the Telerate Page 3750, as applicable, LIBOR in respect of that Interest Determination Date will be determined as if the parties had specified the rate described in (ii) below.

          (ii) With respect to an Interest Determination Date on which this provision applies, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the Index Maturity designated in the applicable Pricing Supplement are offered at approximately 11:00 A.M., London time, on such Interest Determination Date by four major banks ("Reference Banks") in the London interbank market selected by the Calculation Agent to prime banks in the London interbank market commencing on the second London Banking Day immediately following such Interest Determination Date and in a principal amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on such Interest Determination Date by three major banks (which may include the Agents) in The City of New York selected by Calculation Agent for loans in U.S. dollars to leading European banks having the specified Index Maturity designated in the applicable Pricing Supplement commencing on the second London Banking Day immediately following such Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR will be LIBOR then in effect on such Interest Determination Date.

FEDERAL FUNDS RATE NOTES

     Each Federal Funds Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to the Federal Funds Rate or any Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Interest Determination Date") the rate on such date for federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not so published by 3:00 p.m., New York City time, on such date, the rate on such Federal Funds Rate Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/ Effective Rate." If by 3:00 p.m., New York City time, on the Federal Funds Rate Interest Determination Date such rate is not published in either H.15(519) or Composite Quotations, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include any of the Agents or their affiliates) selected by the Calculation Agent prior to 9:00 a.m., New York City time, on such Federal Funds Rate Interest

Determination Date; provided, however, that if the brokers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

PRIME RATE NOTES

     Each Prime Rate Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Interest Determination Date relating to the Prime Rate or any Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Interest Determination Date") the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 p.m., New York time, on such date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as defined below) as such bank's prime rate or base lending rate as in effect for such Prime Rate Interest Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen USPRIME1 Page for such Prime Rate Interest Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by four major money center banks in The City of New York selected by the Calculation Agent. If fewer than two such rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by three substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks or trust companies selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

     "Reuters Screen USPRIME1 Page" means the display designated as "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

TREASURY RATE NOTES

     Each Treasury Rate Note will bear interest for each Interest Reset Period at an interest rate calculated with reference to the Treasury Rate and the Spread or Spread Multiplier, if any, specified in such Offered Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, the "Treasury Rate" for each Interest Reset Period will be determined by the Calculation Agent on the Calculation Date (as defined below) and will be the rate for the auction held on the Treasury Rate Determination Date (as defined below) for such Interest Reset Period of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "U.S. Government Securities -- Treasury bills -- auction average (investment)" or, in the event that such rate is not published prior to 9:00 a.m., New York City time, on the Calculation Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) on such Treasury Rate Determination Date as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the specified

Index Maturity are not published or reported as provided above by 9:00 a.m., New York City time, on such Calculation Date, or if no such auction is held on such Treasury Rate Determination Date, then the "Treasury Rate" for such Interest Reset Period will be calculated by the Calculation Agent and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Determination Date, of three leading primary United States Government securities dealers selected by such Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as described in this sentence, then the "Treasury Rate" for such Interest Reset Period will be deemed to be the same as the Treasury Rate established for the immediately preceding Interest Reset Date (or, if there was no such Interest Reset Date, the Initial Interest Rate).

     The "Treasury Rate Determination Date" for each Interest Reset Period will be the day of the week in which the Interest Reset Date for such Interest Reset Period falls (except if the treasury auction is moved back to the previous Friday as described below) on which Treasury bills would normally be auctioned. At the date of this Prospectus Supplement, Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Treasury Rate Determination Date pertaining to the Interest Reset Period commencing in the next succeeding week. If an auction date shall fall on any day that would otherwise be an Interest Reset Date for a Treasury Rate Note, then such Interest Reset Date shall instead be the Business Day immediately following such auction date.

     The "Calculation Date" pertaining to any Treasury Rate Determination Date shall be the tenth calendar day after such Treasury Rate Determination Date or, if such day is not a Business Day, the next succeeding Business Day.

REDEMPTION

     The Pricing Supplement relating to each Offered Note will indicate either that such Offered Note cannot be redeemed prior to Stated Maturity or that such Offered Note will be redeemable at the option of the Company in whole or in part, on any date on or after the date designated as the "Initial Redemption Date" in such Pricing Supplement, at prices declining from a specified premium, if any, to par, together with accrued interest to the date of redemption.

     The Pricing Supplement relating to each Offered Note will also specify any sinking fund or other mandatory redemption provisions applicable to such Offered Note, and any provisions for the repayment or purchase by the Company of such Offered Note at the option of the Holder.

     Reference is made to the information contained under "Description of the Unsecured Notes -- Redemption" in the accompanying Prospectus.

REPAYMENT

     If so specified in the applicable Pricing Supplement, the Offered Notes will be repayable by the Company in whole or in part at the option of the Holders thereof on their respective Optional Repayment Dates specified in such Pricing Supplement. If no Optional Repayment Date is specified with respect to an Offered Note, such Offered Note will not be repayable at the option of the Holder thereof prior to Stated Maturity. Any repayment in part will be in increments of $1,000 or the minimum denomination specified in the applicable Pricing Supplement (provided that any remaining principal amount thereof shall be at least $1,000 or such minimum denomination). Unless otherwise specified in the applicable Pricing Supplement, the repayment price for any Offered Note to be repaid means an amount equal to the sum of (i) 100% of the unpaid principal amount thereof or the portion thereof plus (ii) accrued interest to the date of repayment. For any Offered Note to be repaid, such Offered Note must be received, together with the form thereon entitled "Option to Elect Repayment" duly completed, by the Trustee at its Corporate Trust Office (or such other address of which the Company shall from time to time notify the Holders) not more than 60 nor less than 30 days prior to the date of repayment. Exercise of such repayment option by the Holder will be irrevocable.

     While the Book-Entry Notes are represented by the Global Notes held by or on behalf of the Depositary, and registered in the name of the Depositary or the Depositary's nominee, the option for repayment may be exercised by the applicable Participant that has an account with the Depositary, on behalf of the beneficial owners of the Global Note or Notes representing such Book-Entry Notes, by delivering a written notice substantially similar to the above mentioned form to the Trustee at its Corporate Trust Office (or such other address of which the Company shall from time to time notify the Holders), not more than 60 nor less than 30 days prior to the date of repayment. Notices of elections from Participants on behalf of beneficial owners of the Global Note or Notes representing such Book-Entry Notes to exercise their option to have such Book-Entry Notes repaid must be received by the Trustee by 5:00 p.m., New York City time, on the last day for giving such notice. In order to ensure that a notice is received by the Trustee on a particular day, the beneficial owner of the Global Note or Notes representing such Book-Entry Notes must so direct the applicable Participant before such Participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of the Global Note or Notes representing Book-Entry Notes should consult the Participants through which they own their interest therein for the respective deadlines for such Participants. All notices shall be executed by a duly authorized officer of such Participant (with signature guaranteed) and shall be irrevocable. In addition beneficial owners of the Global Note or Notes representing Book-Entry Notes shall effect delivery at the time such notices of election are given to the Depositary by causing the applicable Participant to transfer such beneficial owner's interest in the Global Note or Notes representing such Book-Entry Notes, on the Depositary's records, to the Trustee. See "Book-Entry Notes."

     The Company may at any time purchase Offered Notes at any price in the open market or otherwise. Offered Notes so purchased by the Company may be held or resold or, at the discretion of the Company, may be surrendered to the Trustee for cancellation.

BOOK-ENTRY NOTES

     Except under the circumstances described below, the Offered Notes will be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or such other depositary as may be subsequently designated (the "Depositary"), and registered in the name of the Depositary.

     Upon issuance, all Fixed Rate Book-Entry Notes having the same Original Issue Date, interest rate, redemption provisions, provisions for repayment or purchase by the Company at the option of the Holder and Stated Maturity will be represented by one or more Global Notes, and all Floating Rate Book-Entry Notes having the same Original Issue Date, Initial Interest Rate, Base Rate, Interest Reset Period, Interest Reset Dates, Interest Payment Dates, Index Maturity, Spread or Spread Multiplier, if any, redemption provisions, provisions for repayment or purchase by the Company at the option of the Holder, Minimum Interest Rate, if any, Maximum Interest Rate, if any, and Stated Maturity will be represented by one or more Global Notes. Except as set forth below, Book-Entry Notes represented by a Global Note will not be exchangeable for Certificated Notes and will not otherwise be issuable as Certificated Notes.

     So long as the Depositary, or its nominee, is the registered owner of a Global Note, such Depositary or such nominee, as the case may be, will be considered the sole holder of the individual Book-Entry Notes represented by such Global Note for all purposes under the Indenture. Payments of principal of and premium, if any, and any interest on individual Book-Entry Notes represented by a Global Note will be made to the Depositary or its nominee, as the case may be, as the Holder of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Notes and will not be considered the Holders thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed, the Company will issue individual Certificated Notes in exchange for the Global Note or Notes representing the corresponding Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Offered Notes represented by one or more Global Notes and, in such event, will issue individual Certificated Notes in exchange for the Global Notes representing the corresponding Book-Entry Notes. In any such instance, an owner of a Book-Entry Note represented by a Global Note will be entitled to physical delivery of individual Certificated Notes equal in principal amount to such Book-Entry Note and to have such Certificated Notes registered in its name. Individual Certificated Notes so issued will be issued as registered Notes in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     DTC has confirmed to the Company and the Agents the following information:

          1. DTC will act as securities depository for the Global Notes. The Offered Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Note will be issued for each issue of the Offered Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC.

          2. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          3. Purchases of Offered Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Notes on DTC's records. The ownership interest of each actual purchaser of each Offered Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial

     Owners will not receive certificates representing their ownership interest in Offered Notes, except in the event that use of the book-entry system for the Offered Notes is discontinued.

          4. To facilitate subsequent transfers, all Offered Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Offered Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          6. Redemption notices shall be sent to Cede & Co. If less than all of the Offered Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          7. Neither DTC nor Cede & Co. will consent or vote with respect to Offered Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          8. Principal and interest payments on the Offered Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Indenture Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Indenture Trustee, disbursements of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

          9. DTC may discontinue providing its services as securities depository with respect to the Offered Notes at any time by giving reasonable notice to the Company or the Indenture Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered.

          10. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

          11. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     NONE OF THE COMPANY, THE INDENTURE TRUSTEE OR ANY AGENT FOR PAYMENT ON OR REGISTRATION OF TRANSFER OR EXCHANGE OF SUCH OFFERED NOTES WILL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ASPECT OF THE RECORDS RELATING TO OR PAYMENTS MADE ON ACCOUNT OF BENEFICIAL INTERESTS IN SUCH GLOBAL NOTE OR FOR MAINTAINING, SUPERVISING OR REVIEWING ANY RECORDS RELATING TO SUCH BENEFICIAL INTERESTS.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences of the ownership of Offered Notes as of the date hereof. Except where noted, it deals only with Offered Notes held as capital assets by initial purchasers excluding special situations, such as those of dealers in securities, financial institutions, individual retirement or other tax-deferred accounts, tax-exempt organizations, insurance companies, persons who hold Offered Notes as a hedge against currency risk, persons who hold Offered Notes as part of a straddle with other investments or who have otherwise hedged the risk of ownership of the Offered Notes, or United States Holders (as defined below) whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below.

UNITED STATES HOLDERS

     As used herein, a "United States Holder" of an Offered Notes means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate the income of which is subject to United States federal income taxation regardless of its source or a trust the administration over which a United States court can exercise primary supervision and for which one or more United States fiduciaries have the authority to control all substantial decisions. A "Non-United States Holder" is a holder that is not a United States Holder.

     Payments of Interest. Except as set forth below, interest on an Offered Note will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for federal income tax purposes.

     Original Issue Discount. An Offered Notes will be treated as having been issued at an "original issue discount" ("OID") if the excess of its "stated redemption price at maturity" over its "issue price" (for these purposes the first price at which a substantial amount of the Offered Notes is sold to the public) equals or exceeds a de minimis amount (0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity). (Offered Notes issued with OID shall be referred to as "OID Notes.") For this purpose, "stated redemption price at maturity" means the sum of all payments under the Offered Notes other than "qualified stated interest" payments. In general, "qualified stated interest" includes stated interest that is unconditionally payable at least annually at a single fixed rate or at a single qualified floating rate or objective rate on a "variable rate debt instrument." In general, an Offered Note will be a "variable rate debt instrument" only if (i) the issue price of the Offered Note does not exceed its principal amount by more than the lesser of (a) 15 percent of the principal amount or (b) .015 multiplied by the product of the principal amount and the number of complete years to maturity and (ii) the interest rate on the instrument is comprised of one or more qualified floating rates, a single fixed rate and one or more qualified floating rates, a single objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate. (Qualified stated interest also includes interest calculated at certain other variable rates on variable rate debt instruments.)

     A multiple of a variable rate does not constitute a qualified floating rate unless it is a fixed multiple that is greater than 0.65 but not more than 1.35, or is the product of a floating rate and such a fixed multiple increased or decreased by a fixed rate. Similarly, a variable rate does not constitute a qualified floating rate if it is subject to a cap, floor or governor unless such device: (1) is fixed throughout the term of the debt instrument or (2) is not reasonably expected as of the issue date to cause the yield of the debt instrument to be significantly less or more, as the case may be, than the expected yield determined without such device.

     Unless the Offered Notes are issued with stated interest that is entirely qualified stated interest, all payments or portions of payments of stated interest that do not constitute qualified stated interest are treated as a part of the stated redemption price at maturity of the Offered Notes. Any such Offered Notes may therefore possess OID subject to the consequences described herein, even if the issue price of the Offered Notes equals (or exceeds) the principal amount of such Notes.

     United States Holders are required to include OID in income in advance of the receipt of some or all of the related cash payments. For OID Notes having a term in excess of one year, OID will be included in income currently as interest as it accrues over the life of the Offered Note under a formula based upon the compounding of interest at a rate that provides for a constant yield to maturity. Under this formula, United States Holders must include in income increasingly greater amounts of OID in successive accrual periods.

     The Company is required to report the amount of OID accrued on OID Notes held of record by persons other than corporations and other exempt holders; however, the amount reported by the Company may not equal the amount of OID required to be included in income by a holder that is not an initial purchaser of the Offered Notes or who does not purchase the Offered Notes at their issue price.

     In the event that the Company determines to issue Offered Notes that are OID Notes (including certain Offered Notes not denominated in U.S. dollars or providing for contingent payments) or to issue Offered Notes that are convertible into shares of the Company, and the federal income tax consequences of such features would be material to United States Holders, notice thereof and additional information will be provided in the appropriate supplement hereto.

     Short-Term Notes. In the case of Offered Notes with a maturity of not more than one year ("Short-Term Notes"), all payments (including all stated interest however calculated) will be included in the stated redemption price at maturity and, thus, United States Holders will be taxable on OID in lieu of stated interest. However, accrual method United States Holders and certain other United States Holders, including banks and dealers in securities, are required to include OID on a Short-Term Note in income as it accrues either on a straight-line basis or, if the holder so elects, under the constant yield method. In general, individuals and other cash method United States Holders are not required to include OID in income as it accrues unless they elect to do so. In the case of an individual or cash method holder who does not elect to include OID on a Short-Term Note in income as it accrues, however, any gain realized on the disposition of a Short-Term Note will be treated as ordinary income to the extent of the OID accrued on a straight-line basis (or, if elected, on a constant yield basis). Furthermore, such a non-electing holder will be required to defer deductions for a portion of the holder's interest expenses attributable to any indebtedness incurred or maintained to purchase or carry such Short-Term Notes, in an amount not exceeding the deferred interest income, until the deferred interest income is realized. In the case of a holder who includes OID on a Short-Term Note in income as it accrues, the amount so included will be added to the holder's tax basis in the Short-Term Note.

     United States Holders (including holders that are not initial purchasers) may elect to include all interest that accrues on an Offered Note by using the constant yield method. For this purpose, "interest" includes both OID (including OID on Short-Term Notes and de minimis OID) and stated interest (as such may be adjusted by amortization of premium and acquisition premium, see "Amortization of Premium" below). If the holder so elects with respect to an Offered Note that has been purchased at a premium (as opposed to merely an acquisition premium), this election is also treated as an election under the amortizable bond premium provisions, described below, and the electing holder will be required to amortize bond premium currently for all his other debt instruments with amortizable bond premium. This election is to be made in the taxable year in which the holder acquired the Offered Note and may not be revoked without the consent of the Internal Revenue Service ("IRS").

     Amortization of Premium. An Offered Note may be considered to have been issued at a "premium" to the extent that the United States Holder's tax basis in the Offered Note immediately after purchase exceeds its principal amount. A holder generally may elect to amortize the premium over the remaining term of the Offered Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the holder's interest income from the Offered Note. Unamortized premium will decrease the gain or increase the loss otherwise recognized on disposition of the Offered Note.

     An Offered Note purchased for an amount that exceeds its issue price but not its principal amount possesses "acquisition premium." In that event, the amount of OID otherwise includable on the Offered Note would be reduced over the term of the Offered Note through amortization of the acquisition premium. Alternatively, a United States Holder may elect to compute OID accruals by using his purchase price, rather than the issue price, using the constant yield method for accruing the discount. Such an election may not be revoked unless approved by the IRS.

     Sale, Exchange and Retirement of Offered Notes. Upon the sale, exchange or retirement of an Offered Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the adjusted tax basis of the Offered Note. A United States Holder's tax basis in an Offered Note will, in general, equal the United States Holder's cost for the Offered Note, increased by OID included in income and reduced by any amortized premium and any payments on the Offered Note other than qualified stated interest payments. Except as otherwise described under "Short-Term Notes", above, such gain or loss will be capital gain or loss and will be long-term capital gain or loss for Offered Notes held for more than one year at the time of disposition. Net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. A United States Holder's ability to offset capital losses against ordinary income is limited.

NON-UNITED STATES HOLDERS

     Non-United States Holders will not be subject to United States federal income taxes, including withholding taxes, on the interest income (including any OID) on, or gain from the sale or disposition of, any Offered Note provided that
(1) the interest income or gain is not effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States,
(2) the Non-United States Holder is not a controlled foreign corporation related to the Company through stock ownership, (3) with respect to any gain, the Non-United States Holder, if an individual, is not present in the United States for 183 days or more during the taxable year and (4) the Non-United States Holder provides the correct certification of his status (which may generally be satisfied by providing an Internal Revenue Service Form W-8 certifying that the beneficial owner is not a United States Holder and providing the name and address of the beneficial owner).

     An individual holder of an Offered Note who is not a citizen or resident of the United States at the time of the holder's death will not be subject to United States federal estate tax as a result of the holder's death, as long as any interest received on the Offered Note, if received by the holder at the time of the holder's death, would not be effectively connected with the conduct of a trade or business by such individual in the United States.

BACKUP WITHHOLDING

     In general, if a non-corporate holder fails to furnish a correct taxpayer identification number or certification of foreign or other exempt status, fails to report dividend and interest income in full, or fails to certify that such holder has provided a correct taxpayer identification number and is not subject to backup withholding, a 31 percent federal backup withholding tax may be withheld on amounts paid to the holder. An individual's taxpayer identification number is his or her social security number. The backup withholding tax is not an additional tax and may be credited against a holder's regular federal income tax liability or refunded by the Internal Revenue Service where applicable.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, OR DISPOSITION OF OFFERED NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

     The Offered Notes are being offered on a continuous basis by the Company through the Agents, who have agreed to use reasonable best efforts to solicit purchases of the Offered Notes. Initial purchasers may propose certain terms of the Offered Notes, but the Company will have the sole right to accept offers to purchase Offered Notes and may reject proposed purchases in whole or in part. Each Agent will also have the right, in its discretion reasonably exercised and without notice to the Company, to reject any proposed purchase of Offered Notes in whole or in part. The Company will pay each Agent a commission ranging from
 .150% to .750% of the principal amount of Offered Notes sold through such Agent, depending upon Stated Maturity. Commissions on Offered Notes with a Stated Maturity greater than 30 years will be negotiated at the time of sale.

     The Company may sell Offered Notes directly to investors on its own behalf. In the case of sales made directly by the Company, no commission or discount will be paid or allowed. In addition, the Company may accept (but not solicit) offers from additional agents for the sale of particular Offered Notes; provided that any such solicitation and sale of Offered Notes shall be on terms substantially similar (including the same commission schedule) as agreed to by the Agents. Such additional agents will be named in the applicable Pricing Supplement.

     The Company may also sell Offered Notes to an Agent as principal. Unless otherwise specified in an applicable Pricing Supplement, any Offered Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof, less a percentage equal to the commission applicable to an agency trade of identical Stated Maturity. Notes may be resold by an Agent to investors or other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by such Agent at the time of sale, or may be sold to certain dealers as described below. After the initial public offering of Offered Notes to be resold to investors or other purchasers, the public offering price (in the case of Offered Notes to be resold at a fixed offering price), the concession and discount may be changed. In addition, any Agent may sell Offered Notes to any dealer at a discount and, unless otherwise specified in an applicable Pricing Supplement, such discount allowed to any dealer will not be in excess of the discount to be received by the Agent from the Company.

     No Offered Note will have an established trading market when issued. The Offered Notes will not be listed on any securities exchange. The Agents may make a market in the Offered Notes, but the Agents are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance of a secondary market for any Offered Notes, or that the Offered Notes will be sold.

     Each Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make in respect thereof.

     Salomon Brothers, Inc, M.R. Beal & Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and PaineWebber Incorporated and certain affiliates thereof engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for the Company by John K. Keane, Jr., Esq. Mr. Keane, Senior Vice President and General Counsel for the Company, is regularly employed by the Company and owns 16,394 shares of the Company's Common Stock as of December 30, 1996. The legality of any Offered Securities will be passed upon for agents, underwriters or dealers by Winthrop, Stimson, Putnam & Roberts, New York, N.Y.

PROSPECTUS

                                  $250,000,000

                          WASHINGTON GAS LIGHT COMPANY

                                UNSECURED NOTES

                               ------------------

     Washington Gas Light Company (the "Company") may offer, from time to time, its Unsecured Notes (the "Unsecured Notes", or "Securities") in one or more series, at prices and on terms to be determined at the time of sale. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to a principal amount of $250,000,000.

     All specific terms of the offering and sale of any Securities (the "Offered Securities", or "Offered Notes"), including whether any Offered Notes are senior or subordinated, the currencies or composite currencies in which any Offered Notes are denominated, the aggregate principal amount, the maturity, rate and time of payment of interest applicable thereto, any conversion, exchange, redemption, or sinking fund provisions, initial public offering price, listing on any securities exchange, and the agents, dealers, or underwriters, if any, to be utilized in connection with the sale of any Offered Securities, will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement").

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

     The Securities will be sold in accordance with the plan of distribution described in "Plan of Distribution" herein.

                               ------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 9, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning directors and officers, their remuneration, the principal holders of securities of the Company and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders of the Company and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, N.Y. 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (HTTP://WWW.SEC.GOV). The Company's common stock (the "Common Stock") is listed on the New York Stock Exchange and on the Philadelphia Stock Exchange (under the symbol "WGL"), where reports, proxy material and other information concerning the Company may also be inspected. The Company's preferred stock (the "Preferred Stock") is listed on the Philadelphia Stock Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There is hereby incorporated by reference in this Prospectus the Company's Annual Report on Form 10-K for the year ended September 30, 1996.

     All documents filed by the Company pursuant to Sections 13, 14, or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as the "Incorporated Documents"; provided, however, in each year during which an offering is made by this Prospectus, all documents filed by the Company pursuant to Sections 13, 14 or 15(d) of the 1934 Act prior to the filing with the Commission of the Company's Annual Report on Form 10-K covering such year shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after such filing of such Annual Report on Form 10-K).

     Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     UPON WRITTEN OR ORAL REQUEST, THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED A COPY OF ANY OR ALL OF THE INCORPORATED DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). WRITTEN OR ORAL REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: SHAREHOLDER SERVICES, WASHINGTON GAS LIGHT COMPANY, 1100 H STREET, N.W., WASHINGTON, D.C. 20080, (TELEPHONE NUMBERS: 202-624-6558 OR 1-800-221-WGAS). THE INFORMATION RELATING TO THE COMPANY CONTAINED IN THIS DOCUMENT DOES NOT PURPORT TO BE COMPREHENSIVE AND SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                                  THE COMPANY

     The Company is a public utility that delivers and sells natural gas to metropolitan Washington, D.C. and adjoining areas in Maryland and Virginia. A distribution subsidiary serves portions of Virginia and West Virginia. The Company has been engaged in the gas distribution business for 148 years, having been originally incorporated by an Act of Congress in 1848. It became a domestic corporation of the Commonwealth of Virginia in 1953 and a corporation of the District of Columbia in 1957.

     As of September 30, 1996, the Company and its distribution subsidiary served 772,281 customer meters. A listing of meters served and therms delivered as of and for the twelve months ended September 30, 1996 by jurisdiction is shown in the table below. A therm of gas contains 100,000 British Thermal Units of heat, the heat content of approximately 100 cubic feet of natural gas.

                                                                      THERMS DELIVERED
                         JURISDICTION                METERS SERVED       (MILLIONS)
            --------------------------------------   -------------    ----------------
            District of Columbia..................      143,160               337
            Maryland..............................      322,554               671
            Virginia..............................      303,718               511
            West Virginia.........................        2,849                25
                                                     ----------           -------
                 Total............................      772,281             1,544
                                                     ==========           =======

     Of the 1,544 million therms delivered in fiscal year 1996, 91% was sold by the Company and its distribution subsidiary and 9% was delivered to various customers that acquired their gas from others. Of the therms sold and delivered by the Company, 53% was sold to firm residential customers, 34% was sold to firm commercial and industrial customers and 13% was sold to interruptible commercial, industrial and electric generation customers. Therms delivered by the Company amounted to 95% of the total consolidated deliveries. In 1996, the Company sold gas outside of its service territory. These off-system sales totalled 40.5 million therms.

SUBSIDIARIES

     The Company has four wholly-owned active subsidiaries which are described below. Frederick Gas Company, Inc., previously a wholly-owned distribution subsidiary, was merged into the parent company effective January 1, 1996.

     Shenandoah Gas Company ("Shenandoah") is engaged in the distribution and sale of natural gas at retail in the Shenandoah Valley, including Winchester, Middletown, Strasburg, Stephens City and New Market, Virginia, and Martinsburg, West Virginia. Deliveries of natural gas for the twelve months ended September 30, 1996 totalled 62 million therms, of which 13% was sold to firm residential customers, 39% was sold to firm commercial and industrial customers, 43% was sold to interruptible commercial and industrial customers, and 5% was delivered to various customers that acquired their gas from others.

     Hampshire Gas Company ("Hampshire") operates an underground gas storage field in the vicinity of Augusta, West Virginia on behalf of the Company under a cost of service tariff regulated by the Federal Energy Regulatory Commission
(FERC).

     Crab Run Gas Company ("Crab Run") is an exploration and production subsidiary whose assets are being managed by an Oklahoma-based limited partnership. At September 30, 1996, Crab Run's investment in this partnership was not material. The Company expects that any additional investments in the partnership will be minimal.

     Washington Gas Energy Services, Inc. ("WGES"), was formerly known as Washington Resources Group, Inc., and is a non-utility subsidiary that holds the Company's diversified operations, except for Crab Run, to more clearly delineate non-utility operations from the regulated utility businesses. This subsidiary is primarily engaged in the unregulated sale of gas in competition with third-party suppliers such as gas marketers or other gas utilities. WGES has also received a power certificate from the FERC and plans to market electricity in the near future. WGES' subsidiaries are described below.

     Washington Gas Energy Systems, Inc. previously supplied and installed residential and commercial energy conservation products and services. The company is currently engaged in commercial energy services, including the design and renovation of mechanical heating, air conditioning and ventilation systems.

     Brandywood Estates, Inc. ("Brandywood") is a general partner, along with a major developer, in a venture designed to develop 1,600 acres in Prince George's County, Maryland for sale or lease. This acreage was contributed to the Brandywood Development Limited Partnership by Brandywood in 1992. In March 1996, the partnership submitted to Prince George's County a rezoning application for 790 acres of its property. The mixed-use development plan proposes approximately 1,600 homes, 100,000 square feet of retail space and 105,000 square feet of office space. Final review of the development proposal is expected in 1997. Brandywood continues to have sole ownership of approximately 1,000 additional acres adjacent to this property that are not being currently developed or otherwise utilized.

     Advanced Marketing Concepts, Inc. previously provided services primarily in the area of energy-related home improvements. This subsidiary is currently inactive.

                                USE OF PROCEEDS

     The use of proceeds realized from the sale of particular Offered Securities will be set forth in an accompanying Prospectus Supplement. It is expected that the Company will use net proceeds from the sale of the Securities offered hereby for three primary purposes: (1) the refunding of maturing long-term debt and satisfaction of sinking fund requirements; (2) the refunding of higher-coupon long-term debt as market conditions permit; and (3) for general corporate purposes, including capital expenditures and additional working capital requirements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of earnings to fixed charges for the period indicated:

    TWELVE MONTHS ENDED SEPTEMBER 30
----------------------------------------
1996     1995     1994     1993     1992
----     ----     ----     ----     ----
5.3      4.2      4.1      4.1      4.0

     For the purpose of computing the historical ratio of earnings to fixed charges in the above table, "earnings" consist of net income from continuing operations plus income taxes and fixed charges. "Fixed charges" consist of (i) interest, (ii) amortization of debt discount, premium and expense and (iii) a portion of operating lease payments considered to represent an interest factor.

                       DESCRIPTION OF THE UNSECURED NOTES

GENERAL

     The Unsecured Notes will be issued under an Indenture, dated as of September 1, 1991 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Indenture Trustee"). The following summaries under this heading do not purport to be complete and are subject to the detailed provisions of the Indenture, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. References to article and section numbers are to articles and sections in the Indenture or supplemental indentures. Terms used under this heading or in any Prospectus Supplement relating to the Offered Notes which are defined under this heading are so defined solely with reference to the Offered Notes.

     The Indenture provides that, in addition to the Unsecured Notes, additional debt securities (including both interest-bearing and original issue discount securities) may be issued thereunder, without limitation as to the aggregate principal amount (See Section 301). The Unsecured Notes and all other debt securities hereafter issued under the Indenture or supplemental indentures are collectively referred to as the "Indenture Securities." The Indenture does not limit the amount of other debt, secured or unsecured, which may be issued by the Company. The Unsecured Notes will rank pari passu with all other unsecured and non-subordinated indebtedness of the Company, unless such Unsecured Notes are themselves subordinated.

     The Company executed a supplemental indenture (the "MTN Supplemental Indenture") dated as of September 1, 1993, to The Bank of New York, as Indenture Trustee. The MTN Supplemental Indenture limits the issuance of new first mortgage bonds by the Company (Art. VI, Sec. 608). The Supplemental Indenture provides that the Company will not issue any new bonds under the Mortgage and Deed of Trust, dated January 1, 1933, (the "First Mortgage") between the Company and The Bank of New York, as successor trustee (the "Mortgage Trustee"), as amended and supplemented, in addition to its bonds outstanding under the First Mortgage as of September 1, 1993, without making effective provision, and the Company covenants that in any such case effective provision will be made, whereby the Unsecured Notes shall be secured by the First Mortgage equally and ratably with any and all other obligations and indebtedness thereby secured.

     Reference is made to the applicable Prospectus Supplement for a description of the following terms of the Offered Notes in respect of which this Prospectus is being delivered: (i) the title of such Offered Notes; (ii) the limit, if any, upon the aggregate principal amount of such Offered Notes; (iii) the rate or rates, or the method of determination thereof, at which such Offered Notes will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable ("Interest Payment Date"); and the regular record dates for the interest payable on such Interest Payment Dates; (iv) the obligation, if any, of the Company to redeem or purchase such Offered Notes pursuant to any sinking fund or analogous provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Notes will be redeemed or purchased, in whole or in part, pursuant to such obligation; (v) the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Notes may be redeemed, if any, in whole or in part, at the option of the Company; (vi) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Offered Notes will be issuable; (vii) whether such Offered Notes are to be issued in whole or in part in the form of one or more global Unsecured Notes and, if so, the identity of the depositary for such global Unsecured Notes;
(viii) the terms under which the Offered Notes may be convertible into Common Stock; (ix) whether such Offered Notes are to be subordinated and (x) any other terms of such Offered Notes not inconsistent with the provisions of the Indenture.

PAYMENT OF NOTES; TRANSFERS; EXCHANGES

     Except as may be provided in the applicable Prospectus Supplement, interest, if any, on each Unsecured Note payable on each Interest Payment Date will be paid by check mailed to the person in whose name such Unsecured Note is registered (the registered holder of any Indenture Security being herein called a "Holder") as of the close of business on the regular record date relating to such Interest Payment Date; provided, however, that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, hereinafter "Maturity") will be paid to the person to whom principal is paid. However, if there has been a default in the payment of interest on any Unsecured Note, such defaulted interest may be payable to the Holder of such Unsecured Note as of the close of business on a date selected by the Indenture Trustee not more than 15 days and not less than 10 days prior to the date proposed by the Company for payment of such defaulted interest.

     Principal of and premium, if any, and interest, if any, on the Unsecured Notes at maturity will be payable upon presentation of the Unsecured Notes at the principal corporate trust office of The Bank of New York in New York, New York. The Company may change the place of payment on the Unsecured Notes, may appoint one or more paying agents (including the Company) and may remove any paying agent, all in its discretion. The applicable Prospectus Supplement, or a supplement thereto, will identify any new place of payment and any paying agent appointed, and will disclose the removal of any paying agent effected, prior to the date of such Prospectus Supplement or supplement thereto.

     The transfer of Unsecured Notes may be registered, and Unsecured Notes may be exchanged for other Unsecured Notes of authorized denominations and of like tenor and aggregate principal amount, at the principal corporate trust office of The Bank of New York in New York, New York. The Company may change the place for registration of transfer of the Unsecured Notes, may appoint one or more additional security registrars or transfer agents (including the Company) and may remove any security registrar or transfer agent, all in its discretion. The applicable Prospectus Supplement, or a supplement thereto, will identify any new place for registration of transfer and any additional security registrar or transfer agent appointed, and will disclose the removal of any security registrar or transfer agent effected, prior to the date of such Prospectus Supplement or supplement thereto. No service charge will be made for any transfer or exchange of the Unsecured Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (See Section 305). The Company will not be required: (a) to issue, register the transfer of or exchange Unsecured Notes during a period of 15 days prior to giving any notice of redemption; or (b) to issue, register the transfer of or exchange any Unsecured Note selected for redemption in whole or in part, except the unredeemed portion of any Unsecured Note being redeemed in part.

REDEMPTION

     Any terms for the optional or mandatory redemption of Offered Notes will be set forth in the applicable Prospectus Supplement. Except as shall otherwise be provided with respect to Offered Notes redeemable at the option of the Holder, such Offered Notes will be redeemable only upon notice, by mail, not less than 30 nor more than 60 days prior to the date fixed for redemption and, if less than all of the Offered Notes of any series, or any tranche thereof, are to be redeemed, the particular Offered Notes will be selected by such methods as the Security Registrar deems fair and appropriate (See Sections 403 and 404).

     Any notice of optional redemption may state that such redemption shall be conditional upon the receipt by the Indenture Trustee, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such Unsecured Notes and that if such money has not been so received, such notice will be of no force or effect and the Company will not be required to redeem such Unsecured Notes (See Section
404).

CONVERSION RIGHTS

     The applicable Prospectus Supplement will provide whether the Offered Notes will consist of convertible Unsecured Notes and, if so, the initial conversion price per share at which such convertible Unsecured Notes will be convertible into Common Stock. Subject to prior redemption of the convertible Unsecured Notes, the Holders of such Unsecured Notes will be entitled at any time on or before the close of business on the maturity date thereof to convert such Unsecured Notes (or, in the case of convertible Unsecured Notes of denominations in excess of $1,000 any portion of which is $1,000 or an integral multiple of $1,000) into shares of Common Stock at the initial conversion price set forth in the applicable Prospectus Supplement. No adjustment will be made on conversion of any convertible Unsecured Notes for interest accrued thereon or, except as set forth below, for dividends on any securities issued upon such conversion.

     In order to exercise the right of conversion, the Holder of any such convertible Unsecured Notes must surrender such convertible Unsecured Notes to the Company at any office or agency of the Company maintained for such purpose. The convertible Unsecured Notes to be surrendered must be accompanied by written notice to the Company that the Holder elects to convert such Securities.

     If any convertible Unsecured Note, whether or not called for redemption, is converted between a record date for the payment of interest and the next succeeding Interest Payment Date, such convertible Unsecured Note must be accompanied by funds payable to the Company equal to the interest payable to the registered Holder on such Interest Payment Date on the principal amount so converted. In the case of any convertible Unsecured Note or portion thereof called for redemption, conversion rights expire at the close of business on the Redemption Date, even if such redemption occurs at a time when conversion of the Unsecured Note or portion thereof is in the best interests of the Holder.

     No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of: (i) the payment of certain stock dividends on the Common Stock; (ii) the issuance of certain rights or warrants to all holders of the Common Stock entitling them to subscribe for or purchase Common Stock at a price less than the market price;
(iii) the subdivision of Common Stock into a greater number of shares of Common Stock; (iv) the distribution by the Company to all holders of the Common Stock of evidences of indebtedness or assets of the Company (excluding rights or warrants and any dividends or distributions mentioned above); and (v) the reclassification of Common Stock into other securities.

EVENTS OF DEFAULT

     The following constitute events of default under the Indenture (an "Event or Events of Default") with respect to each series of Indenture Securities outstanding thereunder:

          (a) failure to pay any interest on any Indenture Security of such series within 60 days after the same becomes due and payable;

          (b) failure to pay any principal of or premium on any Indenture Security of such series within three business days after the same becomes due and payable;

          (c) failure to perform or breach of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty of the Company in the Indenture solely for the benefit of one or more series of Indenture Securities other than the Unsecured Notes), for a period of 60 days after written notice to the Company by the Indenture Trustee, or to the Company and the Indenture Trustee by the Holders of at least 33% in principal amount of the Indenture Securities of such series outstanding under the Indenture as provided in the Indenture;

          (d) certain events of bankruptcy, insolvency or reorganization; and

          (e) any other Event of Default specified with respect to Indenture Securities of such series (See Section 801).

     No Event of Default with respect to the Unsecured Notes necessarily constitutes an Event of Default with respect to the Indenture Securities of any other series issued under the Indenture.

REMEDIES

     If an Event of Default with respect to any series of Indenture Securities occurs and is continuing, then either the Indenture Trustee or the Holders of not less than 33% in principal amount of the outstanding Indenture Securities of such series may declare the principal amount (or if the Indenture Securities of such series are discount notes or similar Indenture Securities, such portion of the principal amount as may be specified in the applicable Prospectus Supplement) of all of the Indenture Securities of such series to be due and payable immediately; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, the Indenture Trustee or the Holders of not less than 33% in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Indenture Securities of any one of such series.

     At any time after the declaration of acceleration with respect to the Indenture Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event or Events of Default giving rise to such declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

          (a) the Company has paid or deposited with the Indenture Trustee a sum sufficient to pay

             (1) all overdue interest on all Indenture Securities of such series;

             (2) the principal of and premium, if any, on any Indenture Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Indenture Securities;

             (3) interest upon overdue interest at the rate or rates prescribed therefor in such Indenture Securities, to the extent that payment of such interest is lawful; and

             (4) all amounts due to the Indenture Trustee under the Indenture;

and

          (b) any other Event or Events of Default with respect to the Indenture Securities of such series, other than the nonpayment of the principal of the Indenture Securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture (See Section 802).

     If an Event of Default with respect to the Indenture Securities of any series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities of such series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee, with respect to the Indenture Securities of such series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Indenture Securities of any one of such series; and provided, further, that (a) such direction will not be in conflict with any rule of law or with the Indenture and would not involve the Indenture Trustee in personal liability in circumstances where reasonable indemnity could not be adequate and (b) the Indenture Trustee may take any other action it deems proper which is not inconsistent with such direction (See Section 812). The right of a Holder of any Indenture Security of such series to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal and premium, if any, and interest, if any, when due and to institute suit for the enforcement of any such payment (See Sections 807 and 808). The Indenture provides that the Indenture Trustee, within 90 days after the occurrence of any default thereunder with respect to the Indenture Securities of a series, is required to give the Holders of the Indenture Securities of such series notice of any default known to it, unless cured or waived; provided, however, that, except in the case of a default in the payment of principal of or premium, if any, or interest, if any, on any Indenture Securities of such series, the Indenture Trustee may withhold such notice if the Indenture Trustee determines that it is in the interest of such Holders to do so; and provided, further, that in the case of an Event of Default of the character specified above in clause (c) under "Events of Default," no such notice shall be given to such Holders until at least 75 days after the occurrence thereof (See Section 902).

     The Company will be required to furnish annually to the Indenture Trustee a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance (See Section 606).

COVENANTS, CONSOLIDATION, MERGER, ETC.

     The Company will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and will cause (or with respect to property owned in common with others make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the judgment of the Company, may be necessary so that the business carried on in connection therewith may be properly conducted; provided, however, that the foregoing shall not prevent the Company from discontinuing, or causing the discontinuance of, the operation and maintenance of any of its properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business (See Section 605).

     Subject to the provisions described in the next paragraph, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights (charter and statutory) and franchises of the Company; provided, however, that the Company not be required to preserve any such right or franchise if, in the judgment of the Company, preservation thereof is no longer desirable in the conduct of the business of the Company and the loss thereof does not adversely affect the interests of the Holders in any material respect (See Section 604).

     The Company will not consolidate with or merge into any other corporation or corporations or convey, transfer or lease its properties and assets substantially as an entirety to any person or persons unless: (a) the corporation or corporations formed by such consolidation or into which the Company is merged or the person or persons which acquires by conveyance or transfer, or which leases, the property and assets of the Company substantially as an entirety, expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and premium, if any, and interest, if any, on all the Indenture Securities and the performance of all of the covenants of the Company under the Indenture; (b) immediately after giving effect to such transactions no Event of Default, and no event which after notice and lapse of time would become an Event of Default, will have occurred and be continuing; and
(c) the Company will have delivered to the Indenture Trustee an Opinion of Counsel as provided in the Indenture (See Section 1101).

MODIFICATION OF INDENTURE

     Without the consent of any Holders of Indenture Securities, the Company and the Indenture Trustee may enter into one or more supplemental indentures for any of the following purposes:

          (a) to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and the Indenture Securities; or

          (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of outstanding Indenture Securities or to surrender any right or power conferred upon the Company by the Indenture; or

          (c) to add any additional Events of Default with respect to all or any series of outstanding Indenture Securities; or

          (d) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture; provided that if such change, elimination or addition will adversely affect the interests of the Holders of Indenture Securities of any series in any material respect, such change, elimination or addition will become effective with respect to such series only when there is no Indenture Security of such series remaining outstanding under the Indenture; or

          (e) to provide collateral security for the Indenture Securities; or

          (f) to establish the form or terms of Indenture Securities of any series as permitted by the Indenture; or

          (g) to evidence and provide for the acceptance of appointment of a successor indenture trustee under the Indenture with respect to the Indenture Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or to facilitate the administration of the trusts under the Indenture by more than one trustee; or

          (h) to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of Indenture Securities; or

          (i) to change any place where (1) the principal of and premium, if any, and interest, if any, on Indenture Securities of any series, or any tranche thereof, shall be payable, (2) any Indenture Securities of any series, or any tranche thereof, may be surrendered for registration of transfer, (3) Indenture Securities of any series, or any tranche thereof, may be surrendered for exchange and (4) notices and demands to or upon the Company in respect of the Indenture Securities of any series, or any tranche thereof, and the Indenture may be served; or

          (j) to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture, provided such provisions shall not adversely affect the interests of the Holders of Indenture Securities of any series in any material respect (See Section 1201).

     Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), is amended after the date of the Indenture to require changes to the Indenture or the incorporation therein of additional provisions or permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, are required by the Trust Indenture Act to be contained in the Indenture, the Company and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or reflect any such change, incorporation or elimination.

     The consent of the Holders of not less than a majority in principal amount of the Indenture Securities of all series then outstanding under the Indenture, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture pursuant to an indenture or supplemental indenture; provided, however, that if less than all of the series of Indenture Securities outstanding under the Indenture are directly affected by a supplemental indenture, then the consent only of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series so directly affected, considered as one class, will be required; and provided, further, that if the Indenture Securities of any series shall have been issued in more than one tranche and if the proposed supplemental indenture shall directly affect the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then the consent only of the Holders of a majority in aggregate principal amount of the Outstanding Indenture Securities of all tranches so directly affected, considered as one class, shall be required; and provided, further, that no such supplemental indenture will, without the consent of the Holder of each Indenture Security outstanding under the Indenture of each such series directly affected thereby, (a) change the stated maturity of, or any installment of principal of or the rate of interest on (or the amount of any installment of interest on), any Indenture Security, or reduce the principal thereof or redemption premium thereon, if any, or change the amount payable upon acceleration of a discount note or method of calculating the rate of interest thereon, or otherwise modify certain terms of payment of the principal thereof or interest or premium thereon, (b) reduce the percentage in principal amount of the Indenture Securities outstanding under such series required to consent to any supplemental indenture or waiver under the Indenture or to reduce the requirements for quorum and voting, or (c) modify certain of the provisions in the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults.

     A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of Indenture Securities, or which modifies the rights of the Holders of Indenture Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the Holders of any other Indenture Securities (See
Section 1202).

DEFEASANCE

     The Indenture Securities of any series, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the Indenture (except as to any surviving rights of registration of transfer or exchange expressly provided for in the Indenture), and the entire indebtedness of the Company in respect thereof will be deemed to have been satisfied and discharged, if there shall have been irrevocably deposited with the Indenture Trustee, in trust: (a) money in the amount which will be sufficient; or (b) Government Obligations (as defined below), which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with the money, if any, deposited with or held by the Indenture Trustee, will be sufficient; or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and premium, if any, and interest, if any, due and to become due on such Indenture Securities or portions thereof on and prior to the maturity thereof (See Section 701). For this purpose, Government Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof.

     As a condition to defeasing the Offered Notes as described above, the Company is obligated to obtain a legal opinion to the effect that the defeasance of the Offered Notes will be tax free to the Holders of the Offered Notes to be defeased.

REGARDING THE INDENTURE TRUSTEE

     The Bank of New York, Indenture Trustee and Mortgage Trustee, extends credit to the Company, along with other banks, under revolving credit agreements. From time to time the Company has entered into contracts with The Bank of New York for the sale, on a recourse basis, of certain non-utility accounts receivable. The Bank of New York also serves as transfer agent and registrar for the Company's Common Stock and Preferred Stock.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

     The year 1996 was the 145th consecutive year for which the Company has paid dividends on its Common Stock, one of the longest dividend records of companies listed on the New York Stock Exchange. In addition, the Company has increased dividends annually for the past 20 years. Dividends are declared on a quarterly basis, and a formal review of dividend policy is undertaken annually. Future dividends are subject to factors that ordinarily affect dividend policy, such as future earnings and the financial condition of the Company.

     The Company's Common Stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange. Quarterly high and low prices and dividends paid for the Common Stock for fiscal years 1995 and 1996 are as follows (source: The Wall Street Journal):

                  COMMON STOCK PRICE RANGE AND DIVIDENDS PAID

                                                                     DIVIDENDS PAID      DIVIDEND
                                                     HIGH    LOW       PER SHARE       PAYMENT DATE
                                                     ----    ----    --------------    ------------
Fiscal Year 1996
     Fourth Quarter...............................   $22 7/8 $20 3/8     $.285             8/1/96
     Third Quarter................................    22      19 1/8      .285             5/1/96
     Second Quarter...............................    22 1/2  20 1/2      .280             2/1/96
     First Quarter................................    22 3/8  18 1/2      .280            11/1/95
Fiscal Year 1995
     Fourth Quarter...............................    20 1/2  17 5/8      .280             8/1/95
     Third Quarter................................    21      18 1/2      .280             5/1/95
     Second Quarter...............................    20 1/4  16 1/8      .2775            2/1/95
     First Quarter................................    19 3/8  16          .2775           11/1/94

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

     The Company has a Dividend Reinvestment and Common Stock Purchase Plan (the "Plan") under which holders of the Company's Common Stock and Preferred Stock may elect to receive dividends in the form of additional shares of the Company's Common Stock in lieu of cash. Shareholders and employees may also invest optional cash payments, no greater than $20,000 per quarter, in such shares.

     Additional information on the Plan is contained in the Plan prospectus which may be obtained from Shareholder Services, Washington Gas Light Company, 1100 H Street, N.W., Washington, D.C. 20080, 1-(202)-624-6558 or
1-(800)-221-WGAS.

                   DESCRIPTION OF THE ADDITIONAL COMMON STOCK

     The following is a summary of, and is qualified by reference to, the provisions of the Company's Charter, as amended, relating to its Common Stock, $1 par value and the Additional Common Stock.

     In addition to the amount outstanding as of September 30, 1996, the Company is authorized by its regulatory commissions to: (a) issue up to 3,500,000 shares of its Common Stock through one or more public offerings, (b) issue up to 2,500,000 shares of Common Stock under the Plan (see above) and other employee benefit plans, and (c) issue up to 3,000,000 additional shares of Common Stock to support the potential issuance of debt securities or Preferred Stock shares which are convertible into shares of Common Stock. On September 30, 1996, the Company had 43,703,476 shares of Common Stock outstanding, which does not reflect the issuance of any shares of Additional Common Stock, or issuance of any shares pursuant to any conversion feature applicable to any Unsecured Notes offered hereby. The presently outstanding shares of Common

Stock of the Company are, and any shares of Common Stock issued in connection with any conversion rights pertaining to the Unsecured Notes will be, validly issued, fully paid and nonassessable.

DIVIDEND RIGHTS

     Subject to the preferential rights of the holders of the Preferred Stock to receive full cumulative dividends, both past and current, and the restrictions set forth below, the holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

VOTING, LIQUIDATION AND OTHER RIGHTS

     Common stockholders of record are, together with holders of record of shares of voting Preferred Stock, entitled to one vote for each share on matters voted upon by stockholders except that whenever dividends on Preferred Stock are in arrears in an aggregate amount equal to four full quarterly dividends on all outstanding shares of such stock, the holders of the Preferred Stock (whether voting or non-voting) have the right, as a class, until all dividends then in default have been paid, to elect the largest number of directors that does not exceed 25% of the Board of Directors, but in no event less than two directors; and the holders of Common Stock will be entitled to elect the remaining directors.

     Upon liquidation, the holders of Common Stock shall be entitled to share ratably in the distribution of the remaining assets available for distribution after satisfaction of the preferential liquidation requirements of, and accumulated unpaid dividends on, the Preferred Stock. The Common Stock and all series of Preferred Stock have no preemptive rights. Upon issuance, pursuant to any conversion rights applicable to any Unsecured Notes or New Preferred Stock, the shares of Additional Common Stock so issued will be fully paid and nonassessable.

FAIR PRICE PROVISION

     The Company's Charter includes a "fairness provision" which is intended to assure fair treatment of each stockholder in the event of specified corporate actions. The fairness provision of Article VIII of the Charter is triggered when the Company's shareholders are asked to approve certain business combinations between the Company (or a subsidiary of the Company) and a holder ("interested shareholder") of ten percent (10%) or more of the outstanding stock of the Company entitled to vote generally in the election of directors (the "Stock") or any affiliate of the interested shareholder. The business combinations covered include a merger of the Company and certain other business combinations with an interested shareholder. Under the fairness provision, these business combinations with an interested shareholder must be approved by the holders of at least eighty percent (80%) of the Stock unless either (i) the business combination is approved by at least a majority of the members of the board of directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder, or
(ii) a minimum price condition and other specified conditions are met. The minimum price condition generally requires that in a business combination, shareholders receive a price per share (in the same form, i.e., the same combination of cash and securities) at least equal to (a) the highest per-share price paid by the interested shareholder during the two years preceding the first public announcement of the proposed business combination or in the transaction in which the interested shareholder became an interested shareholder, or (b) the fair market value per share on those dates.

     The Company's Charter provides that amendment or repeal of the fairness provision requires the affirmative vote of the holders of at least eighty percent (80%) of the Stock. Other provisions of the Company's Charter may be amended or repealed by the affirmative vote of the holders of at least two-thirds (2/3) of the Stock.

     The foregoing is only a summary of certain significant conditions of the fairness provision. Reference is hereby made to Article VIII of the Company's Charter which contains the full text of the fairness provision.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is The Bank of New York. The Bank of New York, also Indenture Trustee and Mortgage Trustee, extends credit to the Company, along with other banks, under revolving credit agreements. From time to time the Company has entered into contracts with The Bank of New York for the sale, on a recourse basis, of certain non-utility accounts receivable. The Bank of New York also serves as transfer agent and registrar for the Company's Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell any series of the Unsecured Notes in any of three ways: (i) through underwriters or dealers; (ii) directly to one or more purchasers; or (iii) through agents designated by the Company. The applicable Prospectus Supplement will set forth the terms of the offering of any Offered Securities, including the names of any underwriters or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Offered Securities may be listed.

     If underwriters are used in the sale, Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters, or directly by one or more underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Offered Securities if any of such Offered Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Unsecured Notes may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Unsecured Notes will be named, and any commissions payable by the Company to such agent will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents participating in the distribution of Unsecured Notes may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Unsecured Notes may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including certain liabilities under the Securities Act or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for the Company by John K. Keane, Jr., Esq. Mr. Keane, Senior Vice President and General Counsel for the Company, is regularly employed by the Company and owns 13,333 shares of the Company's Common Stock as of December 30, 1996. The legality of any Offered Securities will be passed upon for agents, underwriters or dealers by Winthrop, Stimson, Putnam & Roberts, New York, N.Y.

                                    EXPERTS

     The financial statements and schedules included (incorporated by reference) in the Company's most recent Annual Report on Form 10-K, which are incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT (INCLUDING ANY PRICING SUPPLEMENT HERETO) AND THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT (INCLUDING ANY PRICING SUPPLEMENT HERETO) AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT (INCLUDING ANY PRICING SUPPLEMENT HERETO) AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT (INCLUDING ANY PRICING SUPPLEMENT HERETO) AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
         PROSPECTUS SUPPLEMENT

Use of Proceeds......................  S- 2
Supplemental Description of the
  Unsecured Notes....................  S- 2
Certain United States Federal Income
  Tax Consequences...................  S-14
Plan of Distribution.................  S-17
Legal Opinions.......................  S-18

             PROSPECTUS

Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     3
Use of Proceeds......................     4
Ratio of Earnings to Fixed Charges...     4
Description of the Unsecured Notes...     4
Common Stock Dividends and Price
  Range..............................    12
Description of the Additional Common
  Stock..............................    12
Plan of Distribution.................    14
Legal Opinions.......................    15
Experts..............................    15

$250,000,000

[WASHINGTON GAS LOGO]
MEDIUM-TERM NOTES, SERIES D
DUE ONE YEAR OR MORE
FROM DATE OF ISSUE

SALOMON BROTHERS INC

M.R.BEAL & COMPANY

MERRILL LYNCH & CO.
PAINEWEBBER INCORPORATED

PROSPECTUS SUPPLEMENT
DATED JANUARY 24, 1997